Tech Laboratories, Inc.
                               955 Belmont Avenue
                         North Haledon, New Jersey 07508

                                 March 31, 2005



VIA EDGAR
---------
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

      Re:   Withdrawal of Registration Statement on Form SB-2
            (the "Registration Statement")
            Filed with the Securities and Exchange Commission on April 5, 2002 (Registration No. 333-85624)

Dear Mr. Morris:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Tech Laboratories, Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form SB-2 filed with the Commission on April 5, 2002 (SEC File No. 333-85624) along with any exhibits filed thereto (the "Registration Statement").

Such withdrawal is requested based on Tech Laboratories' present capital requirements for its operations and the lapse of its time requirements in its recent financing. Furthermore, no securities have been sold regarding the Form SB-2 Registration Statement offering. The Registration Statement has not been declared effective by the Commission. Tech Laboratories plans to rely on Rule 155(c) for subsequent private offerings of its securities and utilize the "Safe Harbor" from integration provided by Rule 155.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

If you have any questions regarding this application, please contact the undersigned at (973) 427-5333.

Very truly yours,

TECH LABORATORIES, INC.


By: /s/ Bernard Ciongoli
-----------------------------------------
        Bernard Ciongoli, President